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09056909

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65564

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MAINSAIL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Sobel, FINOP (212) 751-4422
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing

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CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Jakubowsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mainsail Group, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

JACQUELINE E. MASON
Notary Public, State of New York
No. 01MA6194563
Qualified in New York County
Term Expires October 6, 2012

2/25/09

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

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Independent Auditor's Report

To the Member
Mainsail Group, LLC
New York, New York

We have audited the accompanying statement of financial condition of Mainsail Group, LLC (the "Company") as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mainsail Group, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 26, 2009

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

MAINSAIL GROUP, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Due from Clearing Broker	$223,716
Other Assets	5,234
Total Assets	$228,950
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable	$ 35,984
Accrued expenses and other liabilities	67,119
Total liabilities	103,103
Member's Equity	125,847
Total Liabilities and Member's Equity	$228,950

See Notes to Statement of Financial Condition

1. ORGANIZATION:

Mainsail Group, LLC (the "Company") was formed under the laws of the State of Delaware on July 30, 2002. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker-dealer and is exempt from the provisions of Rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records commission revenue and expenses on a trade-date basis.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company, at times, maintains its cash balances in bank deposit accounts in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB Statement of Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position, results of operations or cash flows.

3. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Company's security transactions are provided by its clearing broker pursuant to a clearing agreement. At December 31, 2008, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions earned as an introducing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

4. INCOME TAXES:

The Company is not liable for federal and state income taxes because its Member is required to report its share of the Company's income or loss on the Member's income tax returns.

5. RELATED PARTY TRANSACTIONS:

The Company pays a related entity under an administrative services agreement. The amount paid represents the Company's allocable share of rent, utilities and employee compensation as defined in the agreement.

Substantially all of the Company's revenue is derived from accounts that are managed by the Member.

6. REGULATORY REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the SEC, the Company is required to maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2008, the Company had net capital, as defined, of $120,613, which exceeded the required amount by $113,740.

Mainsail Group, LLC

(a limited liability company)

Statement of Financial Condition

December 31, 2008

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Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.